Form G-FIN

FR G-FIN
OMB No. 7100-0224
Approval expires July, 1990


03053863

OFFICIAL USE
11-308

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

A. ☑ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Federal Home Loan Bank Board
E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☐ Government Securities Broker and Dealer
D. ☐ Notice
E. ☑ Amendment

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 14 2003 DIVISION OF MARKET REGULATION

3. A. Full name of the Financial Institution:
PNC BANK, N.A.

B. Address of principal office of Financial Institution:
249 FIFTH AVENUE - PITTSBURGH, PA 15222

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
Same as 3.B. above

PROCESSED AUG 26 2003 THOMSON FINANCIAL

D. Mailing address if different from (B) or (C):
Same as 3.B. above

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Randall C. King	Sr. V.P. + Treasurer	412-762-2594

4. Does Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 3 above? A. ☐ Yes B. ☒ No

(If yes, provide addresses and describe activities.)

FR G-FIN
OMB No. 7100-0224
Approval expires July, 1990

5. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
King	Randall	C.	Treasurer & Sr. Vice President
Evanco	Mark	S.	Vice President
Kovac	Lisa	M.	Vice President
Acito	Joseph	R.	Vice President

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to this Item 5.

6. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)
Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

7. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Randall	C.	King	Sr. V.P & Treasurer

Manual Signature: Randall C. King

Date: 3-5-03